SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2012

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation (“KEPCO”) hereby calls the extraordinary general meeting of shareholders pursuant to a board resolution adopted on November 9, 2012, and seeks the attendance of its shareholders:

1.	Date / Time: December 17, 2012 / 10:00 a.m. (Seoul Time)

2.	Location:	167 Samseong-dong, Gangnam-gu, Seoul 135-791
Korea Electric Power Corporation

3.	Meeting agendum: Election of Chief Executive Officer for a term of three years

4.	Biographic details of candidates:

Candidates	Biographic Details

Moon, Ho

•      Date of Birth: January 7, 1951

•      Previous Position: Standing Director and Executive Vice President of KEPCO

•      Current Position: Vice Chairman of Korea Smart Grid Association

•      Education: B.A. in economics from Konkuk University in Korea

•      Nationality: Republic of Korea

Cho, Hwan Eik

•      Date of Birth: February 27, 1950

•      Previous Position:

•      President, Korea Trade-Investment Promotion Agency

•      CEO, Korea Export Insurance Corporation

•      Vice Minister, Ministry of Commerce, Industry and Energy

•      Current Position: Chair-professor of Hanyang University, Ansan Campus

•      Education: Hanyang University, Ph.D. in business administration

•      Nationality: Republic of Korea

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jung In
Name:	Kim, Jung In
Title:	Vice President

Date: November 30, 2012